FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: December 19, 2005

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	1. English summary and translation of Semiannual Report (“hanki-houkokusho”) for the six months ended September 30, 2005 filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

Information on Kyocera Corporation and its Consolidated Subsidiaries

Item 1. Summary of Kyocera Corporation and its Consolidated Subsidiaries

1. Selected Financial Data

	Yen in millions, except per share amounts, and number of shares outstanding and employees.
Kyocera Corporation’s Terms	50th interim	51st interim	52nd interim	50th	51st
Fiscal Periods	Apr.1, 2003 - Sep.30, 2003	Apr.1, 2004 - Sep.30, 2004	Apr.1, 2005 - Sep.30, 2005	Apr.1, 2003 - Mar.31, 2004	Apr.1, 2004 - Mar.31, 2005
(1) Consolidated Financial Data
Net sales	518,378	600,562	545,258	1,140,814	1,180,655
Income before income taxes	25,127	67,253	46,135	115,040	107,530
Net income	15,754	42,549	24,214	68,086	45,908
Stockholders’ equity	1,089,109	1,177,648	1,241,695	1,150,453	1,174,851
Total assets	1,771,550	1,785,505	1,862,928	1,794,758	1,745,519
Stockholders’ equity per share	5,809.13	6,281.06	6,623.25	6,136.26	6,266.50
Earnings per share – Basic	84.79	226.94	129.16	364.79	244.86
Earnings per share – Diluted	84.79	226.85	129.15	364.78	244.81
Stockholders’ equity to total assets (%)	61.5	66.0	66.6	64.1	67.3
Cash flows from operating activities	28,510	88,891	71,772	62,575	145,523
Cash flows from investing activities	(5,163)	(144,177)	(123,091)	29,581	(132,494)
Cash flows from financing activities	(16,112)	(53,582)	(9,657)	(20,422)	(67,344)
Cash and cash equivalents at the end of period	299,160	256,965	253,885	361,132	310,592
Number of employees	54,740	60,163	59,347	57,870	58,559

(2) Non-Consolidated Financial Data
Net sales	237,808	250,463	220,901	494,035	493,271
Recurring profit	26,176	34,937	26,903	61,788	66,434
Net income	16,159	20,512	31,865	60,663	34,327
Common stock	115,703	115,703	115,703	115,703	115,703
Number of shares outstanding	191,309,290	191,309,290	191,309,290	191,309,290	191,309,290
Stockholders’ equity	980,458	1,025,776	1,100,768	1,029,738	1,036,744
Total assets	1,251,420	1,233,908	1,343,060	1,241,012	1,232,069
Interim (Annual) dividends per share	30.00	30.00	50.00	60.00	80.00
Stockholders’ equity to total assets (%)	78.3	83.1	82.0	83.0	84.1
Number of employees	13,678	12,656	12,522	13,604	12,682

(Notes)
1.	The interim consolidated financial statements and the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

The interim consolidated financial statements and the consolidated financial statements are expressed rounding off to millions of yen.

2.	Earnings per share amounts in the consolidated financial data are computed based on Statement of Financial Accounting Standards No.128, “Earnings per Share.”
3.	As a result of an increase in an affiliated company accounted for by the equity method, the financial data of the six months ended September 30, 2003 and 2004, the years ended March 31, 2004 have been restated as if the equity method had been applied at inception in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”
4.	The interim non-consolidated financial statements and the non-consolidated financial statements are expressed rounding off to millions of yen.
5.	Consumption taxes and local consumption taxes are not included in net sales.

2. Business

There is no material change in the business of Kyocera Corporation and its consolidated subsidiaries (Kyocera) for the six months ended September 30, 2005 (“the first half”).

3. Scope of Consolidation and Application of the Equity Method

The following table sets forth information on subsidiaries that were newly consolidated during the six months ended September 30, 2005.

Name	Country of incorporation	Percentage held by Kyocera Corporation	Main business
KYOCERA MITA BRAZIL DISTRIBUIDORA DE EQUIPAMENTOS DE IMAGEM LTDA.	Brazil	100.00%	Sale of information equipment

KYOCERA ASIA PACIFIC (THAILAND) CO., LTD.	Thailand	100.00%	Sale of fine ceramic products and electronic devices

Kyocera Corporation sold its entire holding of shares of Taito Corporation (36.02% of outstanding shares of Taito Corporation), to Square Enix Co., Ltd. in the first half. As a result of this sale, Kyocera Corporation discontinued to apply equity-method to Taito Corporation.

4. Employees

As of September 30, 2005, Kyocera had 59,347 employees, of whom 2,642 work in the Fine Ceramic Parts Group, 8,956 work in the Semiconductor Parts Group, 4,710 work in the Applied Ceramic Products Group, 21,502 work in the Electronic Device Group, 3,465 work in the Telecommunications Equipment Group, 11,098 work in the Information Equipment Group, 2,101 work in the Optical Equipment Group, 3,681 work in Others and 1,192 work in Corporate. Kyocera Corporation had 12,522 employees.

Kyocera Corporation’s labor union does not belong to labor unions organized by industry. The labor unions of several subsidiaries belong to labor unions organized by industry. There is no material item to be specifically addressed regarding relationship between labor and management.

Item 2. Business Results and Financial Condition

1. Summary of Financial Results

(1) Consolidated Financial Results

	(Yen in millions, except per share amounts and exchange rates)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Net sales	600,562	545,258	(9.2)
Profit from operations	62,092	35,349	(43.1)
Income before income taxes	67,253	46,135	(31.4)
Net income	42,549	24,214	(43.1)
Diluted earnings per share	226.85	129.15	—
Average exchange rate:
US$	110	109	—
Euro	133	136	—

[Reporting Segments]
	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Orders:	614,813	579,826	(5.7)
Total components business	298,416	291,546	(2.3)
Fine Ceramic Parts Group	40,696	33,566	(17.5)
Semiconductor Parts Group	67,274	68,971	2.5
Applied Ceramic Products Group	46,956	58,241	24.0
Electronic Device Group	143,490	130,768	(8.9)
Total equipment business	271,453	236,704	(12.8)
Telecommunications Equipment Group	137,457	110,467	(19.6)
Information Equipment Group	116,560	118,275	1.5
Optical Equipment Group	17,436	7,962	(54.3)
Others	58,267	61,930	6.3
Adjustments and eliminations	(13,323)	(10,354)	—

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Production (Sales price base):	617,958	536,466	(13.2)
Total components business	302,222	276,545	(8.5)
Fine Ceramic Parts Group	39,694	32,963	(17.0)
Semiconductor Parts Group	69,860	64,055	(8.3)
Applied Ceramic Products Group	46,165	55,164	19.5
Electronic Device Group	146,503	124,363	(15.1)
Total equipment business	277,007	218,143	(21.3)
Telecommunications Equipment Group	137,319	93,910	(31.6)
Information Equipment Group	124,522	116,617	(6.3)
Optical Equipment Group	15,166	7,616	(49.8)
Others	38,729	41,778	7.9

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Net sales:	600,562	545,258	(9.2)
Total components business	291,849	277,937	(4.8)
Fine Ceramic Parts Group	38,920	33,258	(14.5)
Semiconductor Parts Group	68,148	63,544	(6.8)
Applied Ceramic Products Group	44,991	55,752	23.9
Electronic Device Group	139,790	125,383	(10.3)
Total equipment business	265,873	217,773	(18.1)
Telecommunications Equipment Group	132,357	91,084	(31.2)
Information Equipment Group	116,800	118,433	1.4
Optical Equipment Group	16,716	8,256	(50.6)
Others	56,193	59,034	5.1
Adjustments and eliminations	(13,353)	(9,486)	—

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Operating profit	59,948	37,108	(38.1)
Total components business	46,640	32,564	(30.2)
Fine Ceramic Parts Group	6,224	4,805	(22.8)
Semiconductor Parts Group	10,612	7,251	(31.7)
Applied Ceramic Products Group	7,563	9,337	23.5
Electronic Device Group	22,241	11,171	(49.8)
Total equipment business	7,148	(160)	—
Telecommunications Equipment Group	(4,899)	(9,355)	—
Information Equipment Group	19,404	13,244	(31.7)
Optical Equipment Group	(7,357)	(4,049)	—
Others	6,160	4,704	(23.6)
Corporate	6,683	9,170	37.2
Equity in earnings of affiliates and unconsolidated subsidiaries	582	(236)	—
Adjustments and eliminations	40	93	132.5
Income before income taxes	67,253	46,135	(31.4)

Kyocera produces and distributes various kinds of products for the telecommunications and information processing and environmental protection markets. Kyocera Corporation was established in 1959 as a manufacturer of ceramic parts for electronic equipment and has been expanding and diversifying its business, mainly through active merger and acquisition activities, as well as by applying its ceramic technologies to the areas of semiconductor parts, electronic components, metal processing, medical and dental implants and the solar energy fields. Kyocera develops, produces and distributes a variety of parts and devices for electronic equipment such as computers, automobiles, printers and copiers as well as consumer electronic products such as mobile phone handsets and digital still cameras. Kyocera earns revenue and income and generates cash from sales of these products.

Kyocera divides its worldwide operations into eight reporting segments for its financial reporting purposes: the Fine Ceramic Parts Group, the Semiconductor Parts Group, the Applied Ceramic Products Group, the Electronic Device Group, the Telecommunications Equipment Group, the Information Equipment Group, the Optical Equipment Group and Others. The net sales of these segments (including inter-segment net sales) accounted for 6.1%, 11.7%, 10.2%, 23.0%, 16.7%, 21.7%, 1.5% and 10.8%, respectively, of Kyocera’s total net sales in the first half. Also, net sales in the first half to Japan, the United States, Asia, Europe and Other accounted for 40.4%, 20.7%, 16.8%, 16.1% and 6.0%, respectively.

Kyocera derives a substantial portion of its revenue from sales of products and services in electronic equipment industries, including IT industries. During the first half, in the electronics industry, which is a key market for Kyocera, despite a moderate rebound in production activities, which had slowed since last summer, the decreasing market price for digital consumer equipment caused component prices to fall in the components business. As a result, the business situation continues to be tough.

Component prices dropped significantly while component demand for electronic equipment did not recovered rapidly. Consequently, overall orders, productions and sales in the components business fell short of levels recorded in the previous first half. Orders, productions and sales in the equipment business also declined compared with the previous first half mainly because Kyocera Wireless Corp. (KWC) was in the process of executing structural reforms, in the Telecommunications Equipment Group.

However, the Applied Ceramic Products Group, which includes solar energy products and cutting tools, posted an increase in sales and profits compared with the previous first half due to burgeoning demand.

Kyocera’s sales in overseas markets decreased by 12.8% compared with the previous first half. Overseas sales are predominantly made in U.S. dollars and the Euro. The yen appreciated 1 yen against the U.S. dollar and depreciated 3 yen against the Euro compared with the average exchange rates in the previous half, respectively. In terms of net sales, the effects of the rising yen against the dollar outweighed the positive impact of the weak yen against the Euro. Accordingly, net sales after translation into yen were pushed down by approximately ¥1.9 billion compared with the previous first half.

1) Fine Ceramic Parts Group

There was a drop in demand in the key product area of ceramic parts for semiconductor fabrication equipment due to delayed recovery of demand. In addition, sapphire products for LCD projectors were negatively impacted by a decline in unit prices caused by intensifying market competition. As a result, sales and operating profit in this reporting segment decreased compared with the previous first half.

2) Semiconductor Parts Group

Slower recovery of demand for components for digital consumer equipment led to lower revenue from the ceramic package business, and consequently, sales and operating profit in this reporting segment decreased compared with the previous first half. Nonetheless, in the organic package business, demand of packages and substrates for servers and digital consumer equipment grew steadily.

3) Applied Ceramic Products Group

Sales and profits in this reporting segment increased compared with the previous first half. Sales of solar energy products increased significantly due to rising demand, particularly in Europe. Meanwhile, sales of cutting tools also grew due to healthy production activity in the automobile industry. In the medical materials business, Japan Medical Materials Corporation, established in the year ended March 31, 2005, has fully contributed to sales in this reporting segment since the start of the year ending March 31, 2006.

4) Electronic Device Group

Despite steady growth in sales of thermal printheads, sales of other core products such as crystal-related components, ceramic capacitors and connectors were severely impacted by falling component prices. As a result, sales and profits in this reporting segment decreased compared with the previous first half, when performance was strong.

5) Telecommunications Equipment Group

Sales and profits in this reporting segment decreased compared with the previous first half. Although sales of mobile phone handsets in the domestic market increased due to the launch of new models, revenues were down overseas as KWC was in the process of executing structural reforms. In the PHS-related business, sales of PHS handsets and base stations for the Chinese market decreased. The introduction of flat rate voice charges in Japan, however, has driven steady growth in subscriber numbers, and as a result, sales of PHS handsets and base stations in the domestic market increased.

6) Information Equipment Group

Sales in this reporting segment increased compared with the previous first half as Kyocera enjoyed steady growth in sales of page printers and digital multifunctional products in Europe and the United States. Operating profit declined, however, due to the impact of a decline in unit prices and increasing development costs for new products, notably color models scheduled for release from the second half of the year ending March 31, 2006 (the second half).

7) Optical Equipment Group

Sales in this reporting segment decreased compared with the previous first half owing to the downsizing of the camera equipment business. With regard to operating profit, loss from the camera equipment business was kept to a minimum owing to the positive effects of structural reforms.

8) Others

Kyocera Communication Systems Co., Ltd. (KCCS) posted solid growth from its telecommunications engineering business. And sales of one of KCCS’s subsidiaries which were newly consolidated into Kyocera Group during the year ended March 31, 2005, were included from the start of the year ending March 31, 2006. Consequently, sales in this reporting segment increased. Operating profit in this reporting segment decreased compared with the previous first half due mainly to the impact of a decline in sales and profits at Kyocera Chemical Corporation.

[Geographic Segments]

	(Yen in millions)
	Six months ended September 30,		Increase (Decrease) (%)
	2004	2005
Net sales:	600,562	545,258	(9.2)
Japan	227,772	220,191	(3.3)
USA	130,505	112,642	(13.7)
Asia	116,357	91,643	(21.2)
Europe	83,906	87,848	4.7
Others	42,022	32,934	(21.6)

1) Japan

Sales in Japan decreased compared with the previous first half, because sales in components business for digital consumer equipment stayed low. In addition, sales of the Optical Equipment Group decreased due to the reduction of camera equipment business. On the other hand, sales of telecommunications engineering business and solar energy business increased.

2) USA

Although sales of the Information Equipment Group increased, sales of mobile handsets declined. Consequently, the sales decreased compared with the previous first half.

3) Asia

Sales in the components business and the Telecommunications Equipment Group decreased.

4) Europe

Sales increased compared with the previous first half because demand for solar energy products was strong.

5) Others

Sales decreased compared with the previous first half due mainly to decreased sales of mobile phone handsets in Latin America.

(2) Cash flow

Cash and cash equivalent at September 30, 2005 decreased by ¥56,707 million to ¥253,885 million compared with at March 31, 2005.

1) Cash flow from operating activities

Net cash provided by operating activities for the first half decreased by ¥17,119 million to ¥71,772 million from the previous first half of ¥88,891 million. This was due mainly to a decrease in net income by ¥18,335 million to ¥24,214 million compared with the previous first half.

2) Cash flow from investing activities

Net cash used in investing activities in the first half decreased by ¥21,086 million to ¥123,091 million from the previous first half of ¥144,177 million. This was due mainly to increases in proceeds from sales of investment securities and an investment in an affiliate, which exceeded increases in payments for purchases of investment securities and property, plant, equipment and intangible assets.

3) Cash flow from financing activities

Net cash used in financing activities for the first half decreased by ¥43,925 million to ¥9,657 million from the previous first half of ¥53,582 million. This was due mainly to a significant decrease in payments of long-term debt.

2. Production, Orders and Distribution

Production, Orders and distribution of Kyocera are disclosed related to each reporting segment in “1. Summary of Financial Results.”

3. Management Challenges

Kyocera aims to be a “creative company that continues to grow in the 21st century” by promoting “high-value-added diversification” as its core management strategy. To achieve this goal, Kyocera seeks to make its component and equipment businesses highly profitable, and has set the target of a pre-tax profit ratio of over 15% in the medium to long term. In the components business, Kyocera will conduct strategic investments aimed at boosting profitability through a strengthened business basis. Specifically, investments will be aggressively channeled into businesses focused on large ceramic parts for LCD fabrication equipment, ceramic packages, organic packages, solar energy products, cutting tools and organic light emitting diode (OLED).

In the equipment business, Kyocera seeks to swiftly raise profitability in the two business areas of telecommunications equipment and optical equipment. In the Telecommunications Equipment Group, Kyocera completed structural reforms that saw it outsource the manufacture of mobile phone handsets at KWC in the first half in order to considerably transform cost structure and reduce manufacturing costs. In the Optical Equipment Group, Kyocera preceded its structural reforms and began concentrating on the optical components business, in particular, on camera modules for mobile phone handsets. From the second half onward, Kyocera will strive to expand sales and profits by maximizing the positive effects of structural reforms implemented in recent times.

4. Significant Patents and Licenses

The following table shows new significant license agreements concluded in the first half.

1) Technical assistance agreement

Counter Party	Country	Contents	Period
Lucent Technologies International sales Limited	United States	License under patents regarding mobile phone handsets	From September 26, 2005 to December 31, 2009

Interdigital Group	United States	License under patents regarding CDMA	From July 1, 2004 to June 30, 2009

2) Assets purchase agreement

Kyocera Corporation made an agreement with IBM Japan, Ltd. to purchase the land, building and other assets of the Yasu Office (Yasu-City, Shiga Prefecture) owned by IBM Japan, Ltd on June 29, 2005.

Assets acquired are as follows:

(1) Location: Ichimiyake Oaza, Yasu-City, Shiga Prefecture

(2) Assets acquired: Land (approximately 195,464 square meters), building, related facilities and other assets

5. Research and Development Activities

Kyocera aims to continuously increase sales and boost profitability in each component and equipment business by promoting a management strategy of “high-value-added diversification.” In order to achieve this goal, Kyocera aggressively develops new technologies and new products by pursuing sophisticated and specialized technical expertise through the integration of component and equipment technologies.

(1) Fine Ceramic Parts Group

Kyocera is strengthening the development of large fine ceramic components and inexpensive sapphire substrates with high quality for next-generation semiconductor and LCD fabrication equipment and LEDs by leveraging materials, processing and design technologies for fine ceramics. Moving forward, Kyocera views the automotive market as one area of prospective growth in the coming years. To this end, Kyocera has placed emphasis on the development of products that meet demand for more environmentally-friendly and safer vehicles with advanced electronics. One specific area Kyocera is working on is fuel-injection systems components for diesel engines.

(2) Semiconductor Parts Group

Kyocera is working to develop smaller, thinner ceramic packages with enhanced internal functional elements for semiconductors and electronic components used in digital consumer products in response to the rising demand for more sophisticated equipment. In addition, we are developing organic packages for next-generation MPUs and their peripheral devices.

(3) Applied Ceramic Products Group

In the environmental protection market, Kyocera is seeking to develop thinner silicon substrates and to boost the conversion efficiency of solar cells, which are increasing in popularity, and to make effective use of resources. In addition, Kyocera is stepping up efforts to enable the practical home-use of Solid Oxide Fuel Cells (SOFCs), expected to be the next-generation distributed power generation system for residential small-scale power sources.

(4) Electronic Device Group

Kyocera promotes the development of various electronic devices for digital consumer products that feature high performance and consume less power. Capacitors are gradually getting smaller, while being able to hold greater capacity. Kyocera is endeavoring to improve both the size and capacity of its capacitors by exploiting the material characteristics of ceramics, tantalum and niobium oxide. Kyocera is also increasing the development of high-value-added products such as low-inductance capacitors. In addition, Kyocera is concentrating efforts into the development of functional components such as high frequency modules for next-generation telecommunications and information terminals. In thin-film devices, Kyocera is developing thermal printheads capable of enhanced resolution for the consumer use color printer market related to enhanced resolution of digital still cameras, as well as eco-friendly LCDs with LED backlight for industrial equipment to expand product lineups.

Furthermore, Kyocera is working to develop the commercial viability of OLED displays as small to mid-size displays for mobile and industrial equipment.

(5) Telecommunications Equipment Group

Kyocera promotes the development of high functional camera or display equipped CDMA mobile phone handsets by making full use of components and devices throughout Kyocera Group. Kyocera is also developing high-performance PHS base stations and handsets in line with the commencement of new high-speed data communication services in Japan. In addition, we aggressively develop the wireless Voice over Internet Protocol (VoIP) related equipment.

(6) Information Equipment Group

Kyocera intends to swiftly enhance its range of color models based on the “ECOSYS” concept of long life design and economy, by incorporating a photoreceptor amorphous silicon drum with outstanding resistance to wear.

(7) Optical Equipment Group

Kyocera is developing optical modules for mobile phone handsets with high pixel cameras, small size, low profile and zoom capability as well as optical components for projectors and rear-projection TVs, by utilizing its technologies of optical, electronic devices and semiconductor parts throughout Kyocera Group.

(8) Others

Kyocera Chemical Corporation is working to develop precision molding products using magnesium alloys to enable faster recording speeds in image pickup devices. It also seeks to create synergistic effects with Kyocera’s capacitor and solar energy business through the development of materials.

KCCS is focusing on the development of authentication and security technologies suitable for the infrastructure of expanding next-generation networks as well as new services for positioning systems and VoIP.

Research and development expenses for the first half increased by ¥1,896 million, or 6.9%, to ¥29,328 million, compared with the previous first half, which accounted for 5.4% of Kyocera’s total net sales. Research and development expenses by reporting segment were as follows; the Fine Ceramic Parts Group: ¥1,538 million (decreased by ¥587 million, or 27.6% compared with the previous first half), the Semiconductor Parts Group: ¥1,797 million (increased by ¥356 million, or 24.7%); the Applied Ceramic Products Group: ¥2,050 million (increased by ¥686 million, or 50.3%); the Electronic Device Group: ¥5,300 million (decreased by ¥515 million, or 8.9%); the Telecommunications Equipment Group: ¥8,097 million (increased by ¥88 million, or 1.1%); the Information Equipment Group; ¥8,499 million (increased by ¥2,421 million, or 39.8%); the Optical Equipment Group: ¥601 million (decreased by ¥949 million, or 61.2%); and Others: ¥1,446 million (increased by ¥396 million, or 37.7%).

Item 3. Equipment and Facilities

1. Information on Equipment and Facilities

There was no material change in equipment and facilities in the first half.

2. Plan for new additions or disposal

(1) New Additions

Kyocera conducts a diverse range of operations in each of eight reporting segments. Plans to construct or enhance facilities are not determined on a project-by-project basis. Accordingly, planned investment is shown on a reporting segment basis.

	(Yen in millions)
Reporting segment	Planned capital expenditures for the year ending March 31, 2006	Details and objective	Investment method
Fine Ceramics Parts Group	4,700	Install equipment to expand production of fine ceramic components for LCD fabrication equipment	Internal funding
Semiconductor Parts Group	25,000	Construct a new facility and install equipment to expand production of organic packages	As above
Applied Ceramic Products Group	17,000	Construct a new facility and install equipment to expand production of solar cells and modules	As above
Electronic Device Group	25,000	Install equipment to expand production of LCDs and OLED displays	As above
Telecommunications Equipment Group	3,000	Install equipment to develop new products of mobile phone handsets and PHS-related products	As above
Information Equipment Group	10,000	Extend facilities and install equipment to expand production at domestic and foreign locations	As above
Optical Equipment Group	300	Install equipment to expand production of optical modules	As above
Others	7,000	Renew IT related equipment and purchase business facilities	As above
Corporate	4,000	Develop facilities of R&D center in Japan	As above

Total	96,000	—	—

(Notes)	National and regional consumption taxes are not included in the above amounts.

As a result of reviewing recent market trends, Kyocera changed its plan of capital expenditures and decreased its amounts from ¥100,000 million, which was originally announced at the beginning of the first half, to ¥96,000 million.

(2) Material Sale and Disposal of Equipment and Facilities

Kyocera does not plan to sell or dispose equipment or facilities that significantly affect its production capability, except for its sale and disposal of ordinary renewal of equipment and facilities.

Item 4. Information on Kyocera Corporation

1. Authorized Capital and Common Stock

(1) Number of Authorized Capital and Common Stock

<Authorized Capital>

Article 5 of the Articles of Incorporation of Kyocera Corporation provides that the total number of shares authorized for issuance by Kyocera Corporation is 600,000,000 shares.

<Number of Shares of Common Stock Issued>

As of September 30, 2005, and December 16, 2005, 191,309,290 shares of common stock were issued, registered on Tokyo Stock Exchange, Osaka Securities Exchange in Japan and New York Stock Exchange in the United States as follows:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock Common Stock American Depositary Share	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange

(2) Stock Acquisition Rights

The following table shows stock acquisition rights issued pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2003>

Date	As of September 30, 2005	As of November 30, 2005
Number of stock acquisition rights	9,634	9,598

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	963,400	959,800

Amount to be paid in upon exercise of stock acquisition rights	7,900	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2003 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	7,900	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of the Company	3,950	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 25, 2004>

Date	As of September 30, 2005	As of November 30, 2005
Number of stock acquisition rights	11,837	11,789

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,183,700	1,178,900

Amount to be paid in upon exercise of stock acquisition rights	8,725	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2004 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,725	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of the Company	4,363	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

<Stock acquisition rights approved at the stockholders’ meeting held on June 28, 2005>

Date	As of September 30, 2005	As of November 30, 2005
Number of stock acquisition rights	12,944	12,902

Class of shares issued for stock acquisition rights	Common Stock	Same as on the left

Number of shares issued for stock acquisition rights	1,294,400	1,290,200

Amount to be paid in upon exercise of stock acquisition rights	8,619	Same as on the left

Exercise period for stock acquisition rights	From October 1, 2005 to September 30, 2008	Same as on the left

Issue price of the shares to be issued upon exercise of stock acquisition rights	8,619	Same as on the left

Amount out of issue price of new shares to be accounted as paid-in capital of the Company	4,310	Same as on the left

Conditions for exercise of stock acquisition rights

(i)In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of Kyocera Corporation or a subsidiary thereof at the time of exercise.

(ii)In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii) Upon approval by the Bonus Committee of Kyocera Corporation, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv) Other terms and conditions shall be provided for in an agreement between Kyocera Corporation and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of Kyocera Corporation.

		Same as on the left

Restriction on transfer of the stock acquisition rights	Transfer and pawn are prohibited.	Same as on the left

(3) Status of Common Stock and Capital

	(Yen in millions except number of shares)
Date	Increased number of shares issued	Number of shares issued	Increased amount of capital	Total amount of capital	Increased amount of additional paid-in capital	Total amount of additional paid-in capital
September 30, 2005	—	191,309,290	—	115,703	—	192,555

(4) Major Shareholders

The following table shows the ten largest shareholders of record of Kyocera Corporation as of September 30, 2005.

Name	Shares owned (in thousands)	Ownership (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	12,290	6.42%
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,909	5.70%
The Bank of Kyoto, Ltd.	7,218	3.77%
Kazuo Inamori	6,806	3.56%
The Inamori Foundation	4,680	2.45%
State Street Bank and Trust Company (Standing proxy: The Mizuho Corporate Bank, Limited)	4,363	2.28%
UFJ Bank Limited	4,185	2.19%
Keiai Kosan K.K.	3,550	1.86%
BNP Paribas Securities (Japan) Limited	3,172	1.66%
Barclays Bank PLC custody account (Standing proxy: Standard Chartered Bank)	3,123	1.63%

Total	60,296	31.52%

(Note 1) 3,834 thousand shares of treasury stock without voting rights were excluded from the list of major shareholders above.

(Note 2) On October 7, 2005, in accordance with the Securities and Exchange Law of Japan, Morgan Stanley Japan Limited informed Kyocera Corporation that Morgan Stanley Japan Limited and its related partners became a holder of over 5% of the total issued voting shares of Kyocera Corporation, and they held shares of Kyocera Corporation as show in the following table as of September 30, 2005. However, they were not included in the above major shareholders as a single major holder because all of certain partners of Morgan Stanley Japan Limited were not the shareholders of record as of September 30, 2005.

Name of Holders	Shares owned in thousands
Morgan Stanley Japan Limited	1,160
Morgan Stanley & Co. Incorporated	250
Morgan Stanley & Co. International Limited	858
MSDW Equity Financing Services I (Cayman) Limited	199
Morgan Stanley Capital (Luxembourg) SA	246
MSDW Equity Financing Services (Luxembourg) S.a.r.l	256
Morgan Stanley Investment Management Limited	2,582
Morgan Stanley Asset & Investment Trust Management Co., Limited	368
Morgan Stanley Investment Management Inc.	4,484
Van Kampen Asset Management	4
Morgan Stanley Investment Management Advisors Inc.	159

Total	10,564

(5) Voting Rights

The following table shows voting rights of common stock of Kyocera Corporation as of September 30, 2005.

	Number of shares	Number of voting rights
Shares without voting rights	—	—

Shares with limited voting rights	—	—

Shares with full voting rights (treasury stock)	3,833,900 shares of common stock	—

Shares with full voting rights (other)	186,964,400 shares of common stock	1,869,644

Shares constituting less than one unit	510,990 shares of common stock	—

Total number of shares issued	191,309,290 shares of common stock	—

Total voting rights of all shareholders	—	1,869,644

Kyocera Corporation held treasury stocks of 3,833,900 shares, and its ownership to total number of shares issued was 2.00% as of September 30, 2005.

2. Price Range of Shares

The following table shows price range of shares of Kyocera Corporation for the six months ended September 30, 2005.

	Tokyo Stock Exchange
	Price per share of common stock (yen)
	High	Low
April 2005	7,820	7,090
May 2005	8,420	7,540
June 2005	8,500	8,140
July 2005	8,670	7,820
August 2005	8,040	7,640
September 2005	8,020	7,660

3. Directors and Senior Management

There has been no change in a member of Directors and senior management since Kyocera Corporation filed its Annual Report (“Yuukashouken-houkokusho”) for the year ended March 31, 2005 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan on June 29, 2005.

Item 5. Accounting Information

1. Interim Consolidated Financial Statements and Interim Non-consolidated Financial Statements

(1) Pursuant to the article 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999), the interim consolidated financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Pursuant to “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977, “Regulation for Interim Financial Statements”), the interim non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP).

Pursuant to provision of additional rule 3 of “Cabinet order to partly revise Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Cabinet order No.5, January 30, 2004), the interim non-consolidated financial statements for the six months ended September 30, 2004 are prepared in conformity with pre-amendment of Regulation for Interim Financial Statements.

2. Independent Accountants Report

In accordance with the article 193-2 of the Securities Exchange Law, the interim consolidated financial statements and the interim non-consolidated financial statements for the six months ended September 30, 2004 and 2005 are reviewed by ChuoAoyama PricewaterhouseCoopers.

1. CONSOLIDATED FINANCIAL STATEMENTS

    < CONSOLIDATED BALANCE SHEETS >

		Yen in millions
		September 30,		September 30,		March 31,
		2004		2005		2005
		Amount	%	Amount	%	Amount	%
I Current assets :
Cash and cash equivalents		¥256,965		¥253,885		¥310,592
Short-term investments	Note 3	74,262		94,526		34,938

Trade notes receivable		33,549		25,439		29,552
Trade accounts receivable		211,504		196,743		201,374
Short-term finance receivables	Note 4	42,820		42,194		40,801

		287,873		264,376		271,727

Less allowances for doubtful accounts and sales returns		(7,569)		(7,919)		(7,981)

		280,304		256,457		263,746
Inventories		239,612		200,607		213,411
Deferred income taxes		39,408		38,985		38,659
Other current assets		31,207		29,136		34,229

Total current assets		921,758	51.6	873,596	46.9	895,575	51.3

II Investments and advances
Investments in and advances to affiliates and unconsolidated subsidiaries	Note 4	24,240		12,037		30,623
Securities and other investments	Note 3	440,844		539,423		430,437

		465,084	26.0	551,460	29.6	461,060	26.4

III Long-term finance receivables	Note 4	73,477	4.1	74,247	4.0	66,427	3.8

IV Property, plant and equipment, at cost :	Note 4
Land		55,021		58,553		55,210
Buildings		223,956		241,692		225,964
Machinery and equipment		642,657		680,879		656,780
Construction in progress		9,815		13,679		14,384

		931,449		994,803		952,338
Less accumulated depreciation		(675,190)		(713,078)		(693,341)

		256,259	14.4	281,725	15.1	258,997	14.9
V Goodwill		28,589	1.6	30,727	1.7	28,110	1.6

VI Intangible assets		17,495	1.0	30,124	1.6	15,847	0.9

VII Other assets		22,843	1.3	21,049	1.1	19,503	1.1

Total assets		¥1,785,505	100.0	¥1,862,928	100.0	¥1,745,519	100.0

		Yen in millions
		September 30,		September 30,		March 31,
		2004		2005		2005
		Amount	%	Amount	%	Amount	%
I Current liabilities :
Short-term borrowings		¥78,044		¥67,422		¥66,556
Current portion of long-term debt	Note 4	4,406		53,123		44,051
Trade notes and accounts payable		120,646		90,713		86,872
Other notes and accounts payable		36,232		50,208		34,690
Accrued payroll and bonus		35,725		36,769		34,821
Accrued income taxes		23,641		25,137		31,180
Other accrued liabilities		30,029		31,143		28,849
Other current liabilities		17,223		17,595		17,338

Total current liabilities		345,946	19.4	372,110	20.0	344,357	19.7

II Non-current liabilities :
Long-term debt	Note 4	70,743		25,920		33,557
Accrued pension and severance liabilities		36,929		27,397		31,166
Deferred income taxes		89,680		123,151		96,345
Other non-current liabilities		5,386		11,595		4,761

Total non-current liabilities		202,738	11.3	188,063	10.1	165,829	9.5

Total liabilities		548,684	30.7	560,173	30.1	510,186	29.2

Minority interests in subsidiaries		59,173	3.3	61,060	3.3	60,482	3.5

Commitments and Contingencies	Note 6

Stockholders’ equity :

I Common stock		115,703	6.5	115,703	6.2	115,703	6.6
II Additional paid-in capital		162,087	9.1	162,060	8.7	162,061	9.3
III Retained earnings		918,894	51.5	931,468	50.0	916,628	52.5
IV Accumulated other comprehensive income	Note 7	12,262	0.7	63,890	3.4	11,839	0.7
V Common stock in treasury, at cost		(31,298)	(1.8)	(31,426)	(1.7)	(31,380)	(1.8)

Total stockholders’ equity		1,177,648	66.0	1,241,695	66.6	1,174,851	67.3

Total liabilities, minority interests and stockholder’s equity		¥1,785,505	100.0	¥1,862,928	100.0	¥1,745,519	100.0

< CONSOLIDATED STATEMENTS OF INCOME >

		Yen in millions
		Six months ended September 30,				Year ended March 31,
		2004		2005		2005
		Amount	%	Amount	%	Amount	%
I Net sales		¥600,562	100.0	¥545,258	100.0	¥1,180,655	100.0
II Cost of sales		429,643	71.5	391,867	71.9	855,067	72.4

Gross profit		170,919	28.5	153,391	28.1	325,588	27.6

III Selling, general and administrative expenses	Note 8	108,827	18.2	118,042	21.6	224,620	19.0

Profit from operations		62,092		35,349		100,968

IV Other income (expenses) :
Interest and dividend income		2,728		3,886		6,396
Interest expense	Note 5	(613)		(633)		(1,275)
Foreign currency transaction gains (losses), net	Note 5	2,096		(91)		2,618
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries		582		(236)		(1,678)

Gain on sales of investment in an affiliate	Note 12	—		6,931		—

Other, net		368		929		501

Total other income (expenses)		5,161	0.9	10,786	2.0	6,562	0.5

Income before income taxes and minority interests		67,253	11.2	46,135	8.5	107,530	9.1

Income taxes:
Current		23,955		24,282		52,872

Deferred		(1,207)		(3,833)		5,608

		22,748	3.8	20,449	3.8	58,480	4.9

Income before minority interests		44,505	7.4	25,686	4.7	49,050	4.2

Minority interests		(1,956)	(0.3)	(1,472)	(0.3)	(3,142)	(0.3)

Net income		¥42,549	7.1	¥24,214	4.4	¥45,908	3.9

Earnings per share:	Note 10

Net income (yen) :
Basic		226.94		129.16		244.86
Diluted		226.85		129.15		244.81

Cash dividends declared per share (yen) :
Per share of common stock		30.00		50.00		80.00

Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic		187,492		187,478		187,489
Diluted		187,569		187,497		187,528

< CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY >

	( Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Note 7)	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)

Adjustment prior to March 31, 2004			(3,293)

Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

Net income for the year			45,908			¥45,908

Other comprehensive income				(10,207)		(10,207)

Total comprehensive income for the year						¥35,701

Cash dividends			(11,249)

Purchase of treasury stock (21)					(170)

Reissuance of treasury stock (18)		(5)			146

Stock option plan of a subsidiary		(25)

Balance, March 31, 2005 (187,481)	115,703	162,061	916,628	11,839	(31,380)

Net income for the period			24,214			¥24,214

Other comprehensive income				52,051		52,051

Total comprehensive income for the period						¥76,265

Cash dividends			(9,374)

Purchase of treasury stock (10)					(77)

Reissuance of treasury stock (4)		(1)			31

Balance, September 30, 2005 (187,475)	¥115,703	¥162,060	¥931,468	¥63,890	¥(31,426)

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Note 7)	Treasury stock, at cost	Comprehensive income
Balance at March 31, 2004 (187,484) as previously reported	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)

Adjustment prior to March 31, 2004			(3,293)

Balance at March 31, 2004 (187,484) as adjusted	115,703	162,091	881,969	22,046	(31,356)

Net income for the period			42,549			¥42,549

Other comprehensive income				(9,784)		(9,784)

Total comprehensive income for the period						¥32,765

Cash dividends			(5,624)

Purchase of treasury stock (8)					(74)

Reissuance of treasury stock (16)		(4)			132

Balance, September 30, 2004 (187,492) as adjusted	¥115,703	¥162,087	¥918,894	¥12,262	¥(31,298)

< CONSOLIDATED STATEMENTS OF CASH FLOWS >

		Yen in millions
		Six months ended September 30,		Year ended March 31,
		2004	2005	2005
Cash flows from operating activities:
Net income		¥42,549	¥24,214	¥45,908
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization		31,089	31,763	65,909
Provision for doubtful accounts		(667)	99	(18)
Write-down of inventories		7,493	4,303	10,405
Deferred income taxes		(1,207)	(3,833)	5,608
Minority interests		1,956	1,472	3,142
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries		(582)	236	1,678
Gain on sales of investment in an affiliate	Note 12	—	(6,931)	—
Foreign currency adjustments		(1,849)	761	(2,391)
Change in assets and liabilities :
Decrease in receivables		50,272	7,771	68,558
(Increase) decrease in inventories		(44,324)	10,417	(25,598)
(Increase) decrease in other current assets		(389)	(1,016)	14
Increase (decrease) in notes and accounts payable		3,222	5,317	(31,914)
Increase (decrease) in accrued income taxes		5,789	(6,859)	13,566
(Decrease) increase in other current liabilities		(370)	2,847	(1,744)
(Decrease) increase in other non-current liabilities		(5,261)	163	(11,464)
Other, net		1,170	1,048	3,864

Net cash provided by operating activities		88,891	71,772	145,523

Cash flows from investing activities :
Payments for purchases of available-for-sale securities		(58,140)	(68,013)	(81,946)
Payments for purchases of held-to-maturity securities		(2,200)	(8,730)	(10,141)
Payments for purchases of investments and advances		(452)	(127)	(11,858)
Sales and maturities of available-for-sale securities		13,330	38,539	40,955
Maturities of held-to-maturity securities		6,599	—	8,719
Proceeds from sales of investment in an affiliate		—	24,133	—
Payments for purchases of property, plant and equipment		(27,813)	(45,222)	(59,381)
Payments for purchases of intangible assets		(2,761)	(4,433)	(4,820)
Proceeds from sales of property, plant and equipment and intangible assets		1,982	1,933	2,920
Acquisitions of businesses, net of cash acquired	Note 11	(2,794)	—	(2,794)
Acquisitions of minority interests		(5)	(3,575)	(5)
Deposit of negotiable certificate of deposits and time deposits		(72,600)	(77,056)	(112,903)
Withdrawal of negotiable certificate of deposits and time deposits		516	18,121	95,220
Other, net		161	1,339	3,540

Net cash used in investing activities		(144,177)	(123,091)	(132,494)

Cash flows from financing activities :
(Decrease) increase in short-term debt		(7,047)	367	(18,490)
Proceeds from issuance of long-term debt		8,662	4,783	21,077
Payments of long-term debt		(48,847)	(3,756)	(58,720)
Dividends paid		(6,409)	(10,447)	(12,614)
Net purchases of treasury stock		55	(47)	(28)
Other, net		4	(557)	1,431

Net cash used in financing activities		(53,582)	(9,657)	(67,344)

Effect of exchange rate changes on cash and cash equivalents		4,701	4,269	3,775

Net decrease in cash and cash equivalents		(104,167)	(56,707)	(50,540)
Cash and cash equivalents at beginning of period		361,132	310,592	361,132

Cash and cash equivalents at end of period		¥256,965	¥253,885	¥310,592

<Notes to the Interim Consolidated Financial Statements>

1. Accounting Principles, Procedures and Financial Statements’ Presentation

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR), in accordance with the Securities Exchange Act of 1933, with the United States Securities and Exchange Commission (SEC) and made a registration of its common stock and ADR there. In accordance with the mentioned act, Kyocera Corporation again filed Form S-1 and a registration form for ADR with SEC in February 1980, and listed its ADR on the New York Stock Exchange in May 1980.

Kyocera Corporation has filed Form 20-F as an annual report, which is prepared in accordance with U.S. GAAP with SEC once a year in order to conform to the section 13 of the Securities Exchange Act of 1934. Kyocera Corporation and its consolidated subsidiaries (Kyocera) have also prepared interim consolidated financial statements in accordance with U.S. GAAP. The followings are accounting principles and regulations with which Kyocera is required to comply: Regulations for filing and reporting to SEC (Regulation S-X, Accounting Series Releases, Staff Accounting Bulletins, and etc.), Statements of Financial Accounting Standards Board (SFAS), Accounting Principles Board (APB) Opinions and Accounting Research Bulletin (ARB), and etc.

The following paragraphs describe the major differences between U.S. GAAP and Japanese GAAP, and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP are also disclosed.

(1) Stockholders’ Equity

Kyocera prepares the interim consolidated statement of stockholders’ equity.

(2) Revenue Recognition

Kyocera adopts Staff Accounting Bulletin (SAB) No. 104”Revenue Recognition in Financial Statements.”

(3) Remuneration for Directors

Remuneration for directors is charged to general and administrative expenses.

(4) Securities

Certain investments in debt and equity securities are accounted for by SFAS No. 115. Securities classified as available-for-sale are recorded at the fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Securities classified as held-to-maturity securities are recorded at amortized cost.

(5) Foreign Currency Translation and Forward Exchange Contracts

Assets and liabilities denominated in foreign currencies and financial statements of foreign subsidiaries are translated based on SFAS No. 52. Forward exchange contracts are accounted for by SFAS No. 133, as amended by SFAS No. 138.

(6) Accrued Pension and Severance Costs

Accrued pension and severance costs are computed based on SFAS No. 87. This effect for the six months ended September 30, 2004, 2005 and for the year ended March 31, 2005 amounted to ¥350 million, ¥416 million and ¥700 million, respectively.

(7) Comprehensive Income

Kyocera applies SFAS No. 130 and discloses comprehensive income in stockholders’ equity. According to this standard, comprehensive income is defined as the change in equity except for capital transaction and it consists of net income and other comprehensive income. Other comprehensive income includes net unrealized gains (losses) on securities, net unrealized gains (losses) on derivative financial instruments, minimum pension liability adjustments and foreign currency translation adjustments.

(8) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from the additional paid-in capital.

(9) Business Combinations

Kyocera adopts SFAS No. 141.

(10) Goodwill and Other Intangible Assets

Kyocera adopts SFAS No. 142.

(11) Derivative Financial Instruments

Kyocera adopts SFAS No. 133, as amended by SFAS No. 138.

2. Summary of Accounting Policies

The accounts of Kyocera Corporation and its Japanese subsidiaries are generally maintained to conform to Japanese accounting practices. Adjustments, including the applicable income tax effects, which are not recorded in Kyocera Corporation’s books of account, have been made to the accompanying interim consolidated financial statements in order to present them in conformity with accounting principles generally accepted in the United States of America.

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The interim consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is a primarily beneficiary under the Financial Accounting Standard Board Interpretation No. 46 (revised December 2003), “ Consolidation of Variable Interest Entities”. The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material effect on Kyocera’s financial position and result of operations.

All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and insignificant subsidiaries are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses of these companies.

	(Number of companies)	(Major companies)
Consolidated subsidiaries:	167	AVX CORPORATION
		KYOCERA WIRELESS CORP.
		KYOCERA MITA CORPORATION
		KYOCERA ELCO CORPORATION

Affiliates and unconsolidated subsidiaries:	14	WILLCOM, INC.

(2) Revenue Recognition

Kyocera sells various types of products, including fine ceramic parts, semiconductor parts, and telecommunications equipment. Kyocera recognizes revenue upon completion of the earnings process, which occurs when products are shipped and delivered to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectibility is reasonably assured. These conditions are satisfied at the time of delivery to customers in domestic sales (FOB destination) and at the time of shipment (FOB shipping) for export sales.

Sales returns

Kyocera records an estimated sales return allowance at the time of sales based on its historical returns experience.

Products warranty

At the time of sale, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated based on its historical repair experience.

Revenue from services, rental and others

In addition to the tangible products as discussed above, Kyocera also provides certain services, primarily financial services provided by Kyocera Leasing Co., Ltd., a wholly-owned subsidiary of Kyocera Corporation. Revenue from direct financing leases is recognized over the term of the lease, and amortization of unearned lease income is recognized using the interest method. Interest income on installment loans is recognized on an accrual basis. Interest income is no longer accrued at the time the collection of the interest is past due 1 year or more, or the collection of the principal is past due 6 months or more. The interest received from cash payments on impaired loans is recorded as income, unless the collectibility of the remaining investments is doubtful, in which case the cash receipt is recorded as collection of the principal.

(3) Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. Translation adjustments result from the process of translating foreign currency financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are reported in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to both trade and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average method for approximately 53% and 55% and 52% of finished goods and work in process at September 30, 2004, 2005 and March 31, 2005, respectively, and by the first-in, first-out method for all other inventories. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Property, Plant and Equipment and Depreciation

Property, Plant and Equipment are recorded at cost less accumulated depreciation. Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, and costs and accumulated depreciation are removed from accounts.

(8) Goodwill and Other Intangible Assets

Kyocera adopted SFAS No. 142. Goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances.

The principal estimated amortization for intangible assets are as follows:

Patent rights	2 to 8 years
Software	2 to 5 years

(9) Impairment of long-lived assets

Kyocera has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This requires Kyocera to review its long-lived assets and intangible assets with definite useful lives for impairment periodically. Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flow from the asset is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(10) Derivative Financial Instruments

Kyocera utilizes derivative financial instruments to manage its exposure resulting from fluctuations of foreign currencies and interest rates. These derivative financial instruments include foreign currency forward contracts and interest rate swaps. Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities- ”an Amendment of SFAS No. 133.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value.

Changes in the fair value of derivatives are charged in current earnings. However cash flow hedges which meet the criteria of SFAS No. 133 may qualify for hedge accounting treatment. Changes in the fair value of the effective portion of these hedge derivatives are deferred in other comprehensive income and charged to earnings when the underlying transaction being hedged occurs.

Kyocera designated certain interest rate swaps and foreign currency forward contracts as cash flow hedges under SFAS No. 133 to hedge cash inflow or outflow related with existing assets, liabilities or forecasted transactions such as purchase commitments and sales. Most of foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities and as such do not qualify for special hedge accounting. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts currently in earnings. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes all derivatives designated as cash flow hedge are linked to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When hedge accounting is discontinued, the derivative will continue to be carried on the balance sheet at its fair value, with deferred unrealized gains or losses charged immediately in current earnings.

(11) Stock Option Plans

In December 2002, the Financial Accounting Standard Board issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No.123, “Accounting for Stock-Based Compensation,” and provides alternative methods to transition for a voluntary change to the fair value based method of accounting for stock options. As allowed by SFAS 148, Kyocera measures stock-based compensation expense using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employee and its related interpretations.”

(12) Earnings and Cash Dividends per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each period. Diluted earnings per share assumes the dilution that could occur if all stock options were exercised and resulted in the issuance of common stock.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the period in which they are paid.

(13) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(14) Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(15) Reclassification

Certain reclassifications of previously reported amounts have been made to the consolidated statements of income and cash flows for the six months ended September 30, 2004 and for the year ended March 31, 2005 to conform to the current period presentation. Such reclassifications have no effect on Kyocera’s stockholders’ equity, net income and cash flows.

(16) Adjustment

As a result of an increase in an affiliated company accounted for by the equity method in the year ended March 31, 2005, the financial data prior to March 31, 2005 have been adjusted as if the equity method had been applied at inception in accordance with APB Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock.”

3. Investment in Debt and Equity Securities

Investments in debt and equity securities as of September 30, 2004, 2005 and March 31, 2005, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows:

	Yen in millions
	September 30, 2004				September 30, 2005
	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities	¥1,728	¥1,723	¥6	¥11	¥2,724	¥2,769	¥55	¥10
Other debt securities	71,134	70,999	84	219	101,653	101,490	87	250
Equity securities	281,560	347,671	69,556	3,445	272,147	414,354	142,264	57

Total available-for-sale securities	354,422	420,393	69,646	3,675	376,524	518,613	142,406	317

Held-to-maturity securities:
Other debt securities	17,650	17,598	—	52	33,224	32,834	—	390

Total held-to-maturity securities	17,650	17,598	—	52	33,224	32,834	—	390

Total investments in debt and equity securities	¥372,072	¥437,991	¥69,646	¥3,727	¥409,748	¥551,447	¥142,406	¥707

					Yen in millions
					March 31, 2005
					Cost*	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities:
Corporate debt securities					¥2,024	¥2,029	¥13	¥8
Other debt securities					73,886	73,773	199	312
Equity securities					272,006	343,208	71,448	246

Total available-for-sale securities					347,916	419,010	71,660	566

Held-to-maturity securities:
Other debt securities					22,900	22,545	—	355

Total held-to-maturity securities					22,900	22,545	—	355

Total investments in debt and equity securities					¥370,816	¥441,555	¥71,660	¥921

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sales securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

4. Assets Pledged as Collateral and Liabilities with Assets Pledged

Kyocera’s assets pledged as collateral for long-term debt were ¥65 million of finance receivables and ¥5,013 million of property and equipment, net of accumulated depreciation at September 30, 2004, ¥5,876 million of property and equipment, net of accumulated depreciation at September 30, 2005, and ¥4,920 million of property and equipment, net of accumulated depreciation at March 31, 2005, respectively.

Kyocera’s current portion of long-term debt with assets pledged at September 30, 2004, 2005 and at March 31, 2005 amounted to ¥547 million, ¥527 million and ¥701 million, respectively. And Kyocera’s long-term debt (excluding current portion) with assets pledged at September 30, 2004, 2005 and at March 31, 2005 amounted to ¥4,248 million, ¥3,783 million and ¥4,149 million, respectively.

Kyocera’s investment in WILLCOM, INC., which was ¥4,618 million at September 30, 2005 and ¥5,696 million at March 31, 2005 accounted for by the equity method, is pledged as collateral for loans from financial institutions of WILLCOM, INC.

5. Derivative Financial Instruments and Hedging Activities

Kyocera’s activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes to foreign currency exchange rates. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (1) entering into transactions with creditworthy counterparties, (2) limiting the amount of exposure to each counterparty, and (3) monitoring the financial condition of its counterparties.

Cash Flow Hedges

Kyocera uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rates. Kyocera charged deferred net loss of ¥78 million from accumulated other comprehensive income to interest expense in the consolidated statement of income, for the six months ended September 30, 2004 and for the year ended March 31, 2005.

Also, Kyocera uses certain foreign currency forward contracts designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera charged deferred net gains (losses) of ¥30 million, ¥(27) million and ¥30 million from accumulated other comprehensive income to foreign currency transaction gains (losses) in the consolidated statement of income, for the six months ended September 30, 2004, 2005 and for the year ended March 31, 2005, respectively.

Other Derivatives

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currency, principally the U.S. dollar, Euro and STG. Kyocera purchases foreign currency forward contracts with terms normally lasting less than three months to protect against the adverse effects that exchange-rate fluctuations may have on foreign-currency-denominated trade receivables and payables. Kyocera does not adopt hedge accounting for such derivatives. The gain and losses on both the derivatives and the foreign currency-denominated trade receivable and payables are recorded as foreign currency transaction gains (losses) in the consolidated statements of income.

The aggregate contract amounts of derivative financial instruments to which hedge accounting is not applied are as follows:

	Yen in millions
	September 30, 2004	September 30, 2005	March 31, 2005
Currency swaps	¥541	¥—	¥—
Foreign currency forward contracts to sell	104,126	115,515	99,159
Foreign currency forward contracts to purchase	8,253	12,777	2,487
Interest rate swaps	23,720	15,770	19,496

6. Commitments and Contingencies

At September 30, 2005, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥20,391 million principally due within one year.

Kyocera is lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at September 30, 2005 are as follows:

Yen in millions
Due within 1 year	¥7,037
Due after 1 year within 2 years	5,936
Due after 2 year within 3 years	4,122
Due after 3 year within 4 years	2,130
Due after 4 year within 5 years	1,283
Thereafter	5,127

¥25,635

Kyocera Corporation and AVX Corporation have material supply agreements for a significant portion of their anticipated material used in their operations. Under the agreements, Kyocera Corporation is obligated to purchase ¥4,082 million by the end of December 2015. AVX Corporation is obligated to purchase ¥2,095 million by the end of December 2005.

Kyocera guarantees the debt of employees, customers and an unconsolidated subsidiary. At September 30, 2005, each amount of these guarantees was ¥211 million, ¥396 million and ¥550 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers. Kyocera also guarantees the leasing debts of customers of the Information Equipment Group. At September 30, 2005, the amount of such guarantee was ¥675 million.

Kyocera is subject to various lawsuits and claims, which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and amount is reasonably estimate. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant effect on Kyocera’s consolidated results of operations and financial position.

7. Reporting Comprehensive Income

Kyocera’s accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2004	September 30, 2005	March 31, 2005
Net unrealized gains on securities	¥39,996	¥84,536	¥42,461
Net unrealized losses on derivative financial instruments	(22)	(13)	(27)
Minimum pension liability adjustments	(1,477)	(1,629)	(1,629)
Foreign currency translation adjustments	(26,235)	(19,004)	(28,966)

	¥12,262	¥63,890	¥11,839

8. Supplemental Expense Information

Research and development expenses for the six months ended September 30, 2004, 2005 and for the year ended March 31, 2005 amounted to ¥27,432 million, ¥29,328 million and ¥54,398 million, respectively.

Advertising expenses for the six months ended September 30, 2004, 2005 and for the year ended March 31, 2005 amounted to ¥6,090 million, ¥5,010 million and ¥13,915 million, respectively.

Shipping and handling costs for the six months ended September 30, 2004, 2005 and for the year ended March 31, 2005 amounted to ¥6,311 million, ¥6,475 million and ¥12,919 million, respectively, and were included in selling, general and administrative expenses in the consolidated statements of income.

9. Segment Reporting

Kyocera had previously classified its operations into four reporting segments, namely, “Fine Ceramics Group”, “Electronic Device Group”, “Equipment Group” and “Others”. However, taking into consideration of changes in the size of operations of each business division of Kyocera and changes in its management structure, the management has changed its reporting segments for the year ended March 31, 2005. Kyocera now has eight reporting segments as follows: “Fine Ceramic Parts Group”, “Semiconductor Parts Group”, “Applied Ceramic Products Group”, “Electronic Device Group”, “Telecommunications Equipment Group”, “Information Equipment Group”, “Optical Equipment Group” and “Others.”

Segment information for the six months ended September 30, 2004 has been restated to conform to the current year presentation.

Main products or businesses of each reporting segment are as follows;

(Fine Ceramic Parts Group)

Semiconductor Process Equipment Components

LCD Process Equipment Components

Sapphire Substrates

Automotive & ITS related Components

(Semiconductor Parts Group)

Ceramic Packages for Surface Mount Devices (SMD)

Ceramic Multilayer Packages/Multilayer Substrates

Metallized Products

Organic Packages/Substrates

(Applied Ceramic Products Group)

Solar Cells & Modules

Cutting Tools

Dental & Orthopedic Implants

Jewelry

(Electronic Device Group)

Passive Components (Ceramic Chip Capacitors, Tantalum Capacitors)

Timing Devices (Temperature Compensated Crystal Oscillators (TCXO)

Connectors

Thin-Film Products (Thermal Printheads, Liquid Crystal Displays)

(Telecommunications Equipment Group)

CDMA Mobile Handsets

PDC Mobile Handsets

PHS Related Products

(Information Equipment Group)

ECOSYS Non-cartridge Printers

Copiers

Digital Network Multifunction Products

(Optical Equipment Group)

Digital Still Cameras

Optical Modules

(Others)

Telecommunications Network Systems Business

Chemical Materials for Electronic Components

Leasing Business

Realty Develop Business

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately. Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings (losses), income taxes and minority interest.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries, which is mainly recorded at Telecommunications Equipment group, for the six months ended September 30, 2004 and 2005, and for the year ended March 31, 2005 comprised of 6.5%, 7.2% and 7.6% of consolidated net sales, respectively.

Information by reporting segments for the six months ended September 30, 2004 and 2005 and for the year ended March 31, 2005 is summarized as follows:

Reporting Segments

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
	Amount	Amount	Amount
Net sales:
Fine Ceramic Parts Group	¥38,920	¥33,258	¥73,711
Semiconductor Parts Group	68,148	63,544	127,960
Applied Ceramic Products Group	44,991	55,752	93,879
Electronic Device Group	139,790	125,383	262,997
Telecommunications Equipment Group	132,357	91,084	250,918
Information Equipment Group	116,800	118,433	241,145
Optical Equipment Group	16,716	8,256	35,776
Others	56,193	59,034	118,040
Adjustments and eliminations	(13,353)	(9,486)	(23,771)

	¥600,562	¥545,258	¥1,180,655

Operating profit:
Fine Ceramic Parts Group	¥6,224	¥4,805	¥11,535
Semiconductor Parts Group	10,612	7,251	17,550
Applied Ceramic Products Group	7,563	9,337	17,129
Electronic Device Group	22,241	11,171	35,406
Telecommunications Equipment Group	(4,899)	(9,355)	(14,918)
Information Equipment Group	19,404	13,244	36,186
Optical Equipment Group	(7,357)	(4,049)	(15,387)
Others	6,160	4,704	13,019

	59,948	37,108	100,520
Corporate	6,683	9,170	8,683
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	582	(236)	(1,678)
Adjustments and eliminations	40	93	5

Income before income taxes	¥67,253	¥46,135	¥107,530

Depreciation and amortization:
Fine Ceramic Parts Group	¥2,023	¥1,937	¥4,320
Semiconductor Parts Group	3,869	4,349	8,922
Applied Ceramic Products Group	1,992	2,830	4,645
Electronic Device Group	10,134	10,144	21,723
Telecommunications Equipment Group	4,019	3,049	8,101
Information Equipment Group	4,195	5,245	8,953
Optical Equipment Group	1,245	944	2,909
Others	2,363	1,793	4,070
Corporate	1,249	1,472	2,266

	¥31,089	¥31,763	¥65,909

Capital expenditures:
Fine Ceramic Parts Group	¥1,851	¥2,442	¥4,394
Semiconductor Parts Group	3,365	15,484	7,111
Applied Ceramic Products Group	2,113	9,698	7,584
Electronic Device Group	10,320	8,884	19,453
Telecommunications Equipment Group	3,620	1,015	5,170
Information Equipment Group	3,539	6,633	11,751
Optical Equipment Group	1,799	111	2,248
Others	914	5,738	2,279
Corporate	1,110	2,016	3,186

	¥28,631	¥52,021	¥63,176

Geographic Segments (Sales by Region)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
	Amount	Amount	Amount
Japan	¥227,772	¥220,191	¥472,417
United States of America	130,505	112,642	248,333
Asia	116,357	91,643	203,848
Europe	83,906	87,848	175,850
Others	42,022	32,934	80,207

Net sales	¥600,562	¥545,258	¥1,180,655

There are no individual countries of which proportion of sales to Kyocera’s consolidated net sales is material in “Asia”, “Europe” and “Others”.

Geographic Segments (Sales and Operating Profit by Geographic area)

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
	Amount	Amount	Amount
Net sales:
Japan	¥259,600	¥234,653	¥525,432
Intra-group sales and transfer between geographic areas	164,220	153,233	314,149

	423,820	387,886	839,581

United States of America	166,827	127,527	307,490
Intra-group sales and transfer between geographic areas	13,711	11,007	25,299

	180,538	138,534	332,789

Asia	78,674	81,144	147,654
Intra-group sales and transfer between geographic areas	59,642	55,529	118,877

	138,316	136,673	266,531

Europe	86,288	89,666	180,604
Intra-group sales and transfer between geographic areas	15,313	16,593	30,475

	101,601	106,259	211,079

Others	9,173	12,268	19,475
Intra-group sales and transfer between geographic areas	3,921	3,783	7,559

	13,094	16,051	27,034

Adjustments and eliminations	(256,807)	(240,145)	(496,359)

	¥600,562	¥545,258	¥1,180,655

Operating profit:
Japan	¥54,484	¥30,323	¥91,760
United States of America	5,793	(3,054)	2,091
Asia	8,636	5,864	13,055
Europe	(698)	533	(1,482)
Others	740	69	1,245

	68,955	33,735	106,669
Adjustments and eliminations	(8,967)	3,466	(6,144)

	59,988	37,201	100,525

Corporate	6,683	9,170	8,683
Equity in earnings of affiliates and unconsolidated subsidiaries	582	(236)	(1,678)

Income before income taxes	¥67,253	¥46,135	¥107,530

10. Earnings Per Share

A reconciliation of the numerators and the denominators of basic and diluted earnings per share (EPS) computations is as follows:

	Yen in millions and shares in thousands, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
Net income	¥42,549	¥24,214	¥45,908
Basic earnings per share:
Net income	226.94	129.16	244.86
Diluted earnings per share:
Net income	226.85	129.15	244.81

Basic weighted average number of shares outstanding	187,492	187,478	187,489
Dilutive effect of stock options	77	19	39
Diluted weighted average number of shares outstanding	187,569	187,497	187,528

11. Supplemental Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is as follows:

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
Cash paid during the period for:
Interest	¥1,277	¥917	¥2,331
Income taxes	18,165	31,586	40,055
Acquisitions of business:
Fair value of assets acquired	¥8,478	—	¥8,478
Fair value of liabilities assumed	(2,683)	—	(2,683)
Minority interests	(2,440)	—	(2,440)
Cash acquired	(561)	—	(561)

	¥2,794	—	¥2,794

12. Sale of Share of Taito Corporation

On September 28, 2005, Kyocera Corporation sold its entire holding of shares of Taito Corporation (Taito) (133,260 shares, 36.02% of outstanding shares), an equity-method affiliate, engaged in the amusement business, in a tender offer bid for Taito shares by Square Enix Co., Ltd., one of the leading companies in the game software industry. As a result of this sale of Taito shares, Kyocera Corporation recorded a gain of ¥6,931 million.

13. Subsequent Events

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Kyocera’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Kyocera plans to record a gain of ¥5,284 million in the third quarter of the year ending March 31, 2006.

Non-Consolidated Results of Kyocera Corporation (parent company)

for the Six Months Ended September 30, 2005

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the interim results : October 27, 2005

Payment	date of interim dividends : December 5, 2005

1. Results for the six months ended September 30, 2005 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥220,901 million	¥250,463 million	¥493,271 million
% change from the previous period	(11.8)%	5.3%
Profit from operations	12,383 million	21,297 million	33,822 million
% change from the previous period	(41.9)%	21.2%
Recurring profit	26,903 million	34,937 million	66,434 million
% change from the previous period	(23.0)%	33.5%
Net income	31,865 million	20,512 million	34,327 million
% change from the previous period	55.3%	26.9%

Earnings per share	¥169.97	¥109.40	¥182.77

Notes :
1. Average number of common stock outstanding during the period :
Six months ended September 30, 2005	187,478,104 shares
Six months ended September 30, 2004	187,492,144 shares
Year ended March 31, 2005	187,488,658 shares

2. Change in accounting policies :	None

(2) Dividend information :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Interim dividends per share	¥50.00	¥30.00	—
Annual dividends per share	—	—	¥80.00

(3) Financial Condition :

	Japanese yen
	September 30,		March 31,
	2005	2004	2005
Total assets	¥1,343,060 million	¥1,233,908 million	¥1,232,069 million
Stockholders’ equity	1,100,768 million	1,025,776 million	1,036,744 million

Stockholders’ equity to total assets	82.0%	83.1%	84.1%

Stockholders’ equity per share	¥5,871.53	¥5,471.05	¥5,529.54

Notes : Total number of shares outstanding as of :
September 30, 2005	187,475,323 shares
September 30, 2004	187,491,883 shares
March 31, 2005	187,481,084 shares

Total number of treasury stock as of :
September 30, 2005	3,833,967 shares
September 30, 2004	3,817,407 shares
March 31, 2005	3,828,206 shares

BALANCE SHEETS

	Yen in millions
	September 30, 2005		March 31, 2005		September 30, 2004
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥142,633		¥154,347		¥158,313
Trade notes receivable	39,963		40,249		45,630
Trade accounts receivable	84,134		90,666		88,650
Marketable securities	208		12,606		1,517
Finished goods and merchandise	17,450		15,483		23,840
Raw materials	18,353		21,663		24,128
Work in process	18,710		20,217		19,676
Supplies	553		625		532
Deferred income taxes	15,144		12,525		10,879
Short-term loans to subsidiaries	2,191		3,766		3,343
Other accounts receivable	7,302		5,413		5,884
Other current assets	1,913		1,004		831
Allowances for doubtful accounts	(133)		(139)		(140)

Total current assets	348,421	25.9	378,425	30.7	383,083	31.0

Non-current assets :
Tangible fixed assets :
Buildings	36,411		33,378		34,569
Structures	2,165		2,131		2,185
Machinery and equipment	40,804		36,706		35,250
Vehicles	30		27		31
Tools, furniture and fixtures	7,578		7,652		8,677
Land	33,323		32,277		31,972
Construction in progress	5,783		1,958		985

Total tangible fixed assets	126,094	9.4	114,129	9.3	113,669	9.2

Intangible assets :
Patent rights and others	11,234		2,192		2,651

Total intangible assets	11,234	0.8	2,192	0.2	2,651	0.2

Investments and other assets :
Investments in securities	519,536		407,221		424,972
Investments in subsidiaries and affiliates	278,675		284,996		263,362
Investments in subsidiaries and affiliates other than equity securities	27,033		23,254		23,063
Long-term loans	31,581		19,744		19,797
Long-term prepaid expenses	4,296		5,035		5,882
Security deposits	1,922		2,173		2,236
Other investments	569		5,700		5,733
Allowances for doubtful accounts	(351)		(4,850)		(4,590)
Allowances for impairment loss on securities	(5,950)		(5,950)		(5,950)

Total investments and other assets	857,311	63.9	737,323	59.8	734,505	59.6

Total non-current assets	994,639	74.1	853,644	69.3	850,825	69.0

Total assets	¥1,343,060	100.0	¥1,232,069	100.0	¥1,233,908	100.0

	Yen in millions
	September 30, 2005		March 31, 2005		September 30, 2004
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥45,926		¥42,602		¥59,572
Current portion of long-term debt	—		—		0
Other payables	25,250		13,737		12,645
Accrued expenses	5,799		6,165		6,399
Income taxes payables	10,700		13,800		8,401
Deposits received	2,519		2,845		2,378
Accured bonuses	9,849		9,215		10,035
Provision for warranties	332		493		411
Provision for sales returns	208		232		189
Other current liabilities	669		680		494

Total current liabilities	101,252	7.5	89,769	7.3	100,524	8.2

Non-current liabilities :
Long-term debt	—		—		0
Long-term accounts payable	5,026		—		—
Deferred income taxes	115,828		83,376		79,215
Accrued pension and severance costs	19,046		20,789		26,989
Directors’ retirement allowance	820		1,078		1,024
Other non-current liabilities	320		313		380

Total non-current liabilities	141,040	10.5	105,556	8.6	107,608	8.7

Total liabilities	242,292	18.0	195,325	15.9	208,132	16.9

Stockholder’s equity

Common stock	115,703	8.6	115,703	9.4	115,703	9.3
Additional paid-in capital	192,555	14.3	192,555	15.6	192,555	15.6

Retained earnings:
Legal reserves	17,207		17,207		17,207
General reserve	558,721		541,139		541,140
Unappropriated retained earnings	41,838		36,990		28,800

Total retained earnings	617,766	46.0	595,336	48.3	587,147	47.6

Net unrealized gain on other securities	206,169	15.4	164,530	13.3	161,669	13.1

Treasury stock, at cost	(31,425)	(2.3)	(31,380)	(2.5)	(31,298)	(2.5)

Total stockholders’ equity	1,100,768	82.0	1,036,744	84.1	1,025,776	83.1

Total liabilities and stockholders’ equity	¥1,343,060	100.0	¥1,232,069	100.0	¥1,233,908	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease)	Year ended March 31,
	2005		2004			2005
	Amount	%	Amount	%	%	Amount	%
Net sales	¥220,901	100.0	¥250,463	100.0	(11.8)	¥493,271	100.0
Cost of sales	174,053	78.8	194,313	77.6	(10.4)	390,348	79.1

Gross profit	46,848	21.2	56,150	22.4	(16.6)	102,923	20.9
Selling, general and administrative expenses	34,465	15.6	34,853	13.9	(1.1)	69,101	14.0

Profit from operations	12,383	5.6	21,297	8.5	(41.9)	33,822	6.9

Non-operating income :
Interest and dividend income	13,557	6.1	12,512	5.0	8.3	28,083	5.7
Foreign currency transaction gains, net	306	0.2	497	0.2	(38.4)	1,445	0.3
Other non-operating income	3,078	1.4	3,513	1.4	(12.4)	8,510	1.7

Total non-operating income	16,941	7.7	16,522	6.6	2.5	38,038	7.7

Non-operating expenses :
Interest expense	2	0.0	2	0.0	(7.3)	15	0.0
Other non-operating expenses	2,419	1.1	2,880	1.2	(16.0)	5,411	1.1

Total non-operating expenses	2,421	1.1	2,882	1.2	(16.0)	5,426	1.1

Recurring profit	26,903	12.2	34,937	13.9	(23.0)	66,434	13.5
Non-recurring gain	22,252	10.1	67	0.0	—	2,187	0.4
Non-recurring loss	5,153	2.4	9,277	3.6	(44.5)	12,738	2.6

Income before income taxes	44,002	19.9	25,727	10.3	71.0	55,883	11.3
Income taxes – current	11,248	5.1	6,255	2.5	79.8	9,320	1.9
Income taxes – previous years	—	—	—	—	—	12,748	2.5
Income taxes – deferred	889	0.4	(1,040)	(0.4)	—	(512)	(0.1)

Net income	31,865	14.4	20,512	8.2	55.3	34,327	7.0

Unappropriated retained earnings brought forward from the previous year	9,974		8,293			8,293
Net realized loss on treasury stock, at cost	1		5			5
Interim dividends	—		—			5,625

Unappropriated retained earnings at the end of the period	¥41,838		¥28,800			¥36,990

Summary of significant accounting policies :

1. Valuation of assets :

(1) Securities :

Held-to-maturity securities :	Amortized cost method

Investments in subsidiaries and affiliates:	Cost determined by the moving average method

Other securities

Marketable :	Based on market price of the closing date of the interim financial period (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2) Derivatives instruments : Mark-to-market method

(3) Inventories :

Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at cost, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost, the cost being determined by the first-in, first-out method.

2. Depreciation of fixed assets :

Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

3. Accounting for allowance and accruals :

Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal reguation.

4. Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

5. Income taxes for the interim periods:

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

6. Cosumption tax:

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

New	Accounting Standard

Accounting standard for an imparment of tangible and intangible fixed assets

The accounting standard for an impairment of tangible and intangible fixed assets was effective for fiscal years beginning on or after April 1, 2005. As a result of adopting the new accounting standard for an impairment of tangible and intangible fixed assets, there was no impact on the non-consolidated result of operation and financial condition.

Notes to the balance sheets :

	Yen in millions
	September 30, 2005	March 31, 2005	September 30, 2004
(1) Accumulated depreciation of tangible fixed assets	¥310,429	¥308,347	¥299,555

(2) Equity security pledged as collateral
Investments in WILLCOM, INC.	¥17,812	¥17,812	—
Corresponding liability
WILLCOM, INC.’s long-term debt from financial institutions *	¥121,615	¥166,815	—

* All capital investors of WILLCOM INC. pledge their investment in equity security as collateral for this long-term debt.

(3) Guarantees :
Guarantee in the form of commitment	¥1,293	¥1,390	¥1,545

Guarantee in the form of letters of awareness	¥6,517	¥6,976	¥7,086

(4) Temporary paid consumption tax and the temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1)	Major items in non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
1) Non-recurring gain :
Gain on sale of investment in an affiliate	¥17,593	—	—
Reversal of allowance for doubtful accounts for a subsidiary	¥4,505	—	—
Gain on disposal of tangible fixed assets	¥115	¥63	¥170
Gain on sale of investment securities	¥30	—	—
Gain on disposal of investment securities	¥8	—	¥1,994
Reversal of allowance for doubtful accounts	¥1	¥4	¥10

2) Non-recurring loss :
Loss on devaluation of investment in a subsidiary	¥4,437	¥4,141	¥4,141
Loss on disposal of tangible fixed assets	¥367	¥784	¥1,222
Loss on devaluation of investment in securities	¥281	¥78	¥2,817
Allowance for doubtfull accounts for a subsidiary	—	¥4,272	¥4,503

(2) Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Tangible fixed assets	¥10,600	¥10,841	¥23,987
Intangible assets	¥986	¥814	¥1,438

Note for marketable securities:

Market	value for investment in subsidiaries and affiliates:

	Yen in millions
	September 30, 2005
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥174,135	¥108,231

	Yen in millions
	March 31, 2005
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,739	¥92,835
Investment in affiliates	¥6,541	¥18,257	¥11,716

	¥72,445	¥176,996	¥104,551

	Yen in millions
	September 30, 2004
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,839	¥92,935
Investment in affiliates	¥6,541	¥21,055	¥14,514

	¥72,445	¥179,894	¥107,449

Report of Independent Auditors

December 13, 2004

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, Partner and CPA

Yasushi Kouzu, Partner and CPA

Minamoto Nakamura, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2004 to September 30, 2004) of the fiscal year from April 1, 2004 to March 31, 2005, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2004 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2004 to September 30, 2004) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

Report of Independent Auditors

December 12, 2005

To the Board of Directors

Kyocera Corporation

ChuoAoyama PricewaterhouseCoopers

Yukihiro Matsunaga, Partner and CPA

Minamoto Nakamura, Partner and CPA

Keiichiro Kagi, Partner and CPA

We have “reviewed” the interim consolidated financial statements, namely the interim consolidated balance sheet, interim consolidated statement of income, interim consolidated statement of stockholders’ equity and interim consolidated statement of cash flows of Kyocera Corporation and its consolidated subsidiaries for the interim accounting period (from April 1, 2005 to September 30, 2005) of the fiscal year from April 1, 2005 to March 31, 2006, included in “Accounting Information” section, to provide our opinion in accordance with the section 193-2 of the Securities and Exchange Act of Japan. The interim consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the interim consolidated financial statements based on our “review.”

We conducted our “review” in accordance with Interim Auditing Standards generally accepted in Japan. Those standards require that we plan and perform the “review” to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement to provide useful information. A “review” consists of principally analytical procedures applied to financial data and certain additional procedures, if necessary. We believe that our “review” provide a reasonable basis for our opinion.

In our opinion, the interim consolidated financial statements referred to above provide useful information on the financial position of Kyocera Corporation and its consolidated subsidiaries as of September 30, 2005 and their results of operations and their cash flows for the interim accounting period then ended (from April 1, 2005 to September 30, 2005) in conformity with accounting principles generally accepted in the United States of America (refer to note 1 of the interim consolidated financial statements).

We have no relationships with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.